Exhibit 99.1

HUYA Inc. Reports First Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, May 17, 2022 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total net revenues for the first quarter of 2022 were RMB2,464.6 million (US$388.8 million), compared with RMB2,604.8 million for the same period of 2021.

•

Net loss attributable to HUYA Inc. was RMB3.3 million (US$0.5 million) for the first quarter of 2022, compared with net income attributable to HUYA Inc. of RMB185.5 million for the same period of 2021.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB46.6 million (US$7.4 million) for the first quarter of 2022, compared with RMB265.9 million for the same period of 2021.

•	Average mobile MAUs[2] of Huya Live in the first quarter of 2022 increased by 8.5% to 81.9 million from 75.5 million in the same period of 2021.

•	Total number of paying users[3] of Huya Live in the first quarter of 2022 was 5.9 million, compared with 5.9 million in the same period of 2021.

“Our operational results this quarter reflect the outcome of our continuous focus on content enrichment and user engagement as we grew our mobile MAUs by 8.5% year-over-year to reach 81.9 million amid a challenging macro environment,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “As a leading game live streaming platform, we remain dedicated to providing rich content for our growing community and bringing more opportunities to our content creators. Additionally, in our relentless efforts to advance product innovation to enable a cross-platform, more immersive experience for our community, our users can now better integrate their live streaming experience on Huya’s platform with their game plays. Moreover, we believe the most recent regulatory changes for live streaming will contribute to the industry’s overall development in the long run, and we will continue to comply with all applicable laws and regulations. Leveraging our operational and technological expertise, we believe in our agility and ability to navigate the evolving and dynamic market conditions.”

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “Given the continued macro headwinds and the recent resurgence of the COVID-19 pandemic in China, we achieved RMB2,464.6 million total net revenues and RMB333.6 million gross profit in the first quarter of 2022. As we continue to invest in content to drive sustainable business development, we are committed to further enhancing operational efficiency and refining resource allocation to support key areas of our business. We remain confident that by fostering quality content, driving product innovation, running efficient operations and enhancing our compliance capabilities, we will strengthen Huya’s core competitiveness in the game live streaming industry.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses and gain on fair value change of investments, net of income taxes. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

First Quarter 2022 Financial Results

Total net revenues for the first quarter of 2022 were RMB2,464.6 million (US$388.8 million), compared with RMB2,604.8 million for the same period of 2021.

Live streaming revenues were RMB2,151.7 million (US$339.4 million) for the first quarter of 2022, compared with RMB2,392.3 million for the same period of 2021, primarily due to decreased average spending per paying user on Huya Live, as the recent macro environment adversely affected the sentiment of the Company’s paying users.

Advertising and other revenues increased by 47.2% to RMB312.8 million (US$49.4 million) for the first quarter of 2022 from RMB212.5 million for the same period of 2021, primarily driven by the increase in content sub-licensing revenues.

Cost of revenues increased by 1.9% to RMB2,131.0 million (US$336.2 million) for the first quarter of 2022 from RMB2,090.9 million for the same period of 2021, primarily due to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs increased by 3.4% to RMB1,807.5 million (US$285.1 million) for the first quarter of 2022 from RMB1,748.6 million for the same period of 2021, primarily due to the increase in spending on e-sports content and the increase in revenue sharing fees in relation to certain broadcaster incentive programs.

Bandwidth costs decreased by 7.3% to RMB168.3 million (US$26.6 million) for the first quarter of 2022 from RMB181.5 million for the same period of 2021, primarily due to improved bandwidth cost management and continued technology enhancement efforts.

Gross profit was RMB333.6 million (US$52.6 million) for the first quarter of 2022, compared with RMB513.9 million for the same period of 2021, primarily due to lower revenues and increased cost of revenues primarily driven by higher revenue sharing fees and content costs. Gross margin was 13.5% for the first quarter of 2022, compared with 19.7% for the same period of 2021.

Research and development expenses decreased by 1.4% to RMB196.3 million (US$31.0 million) for the first quarter of 2022 from RMB199.1 million for the same period of 2021, primarily due to the decrease in share-based compensation expenses.

Sales and marketing expenses increased by 0.3% to RMB145.1 million (US$22.9 million) for the first quarter of 2022 from RMB144.6 million for the same period of 2021.

General and administrative expenses decreased by 3.9% to RMB80.8 million (US$12.7 million) for the first quarter of 2022 from RMB84.1 million for the same period of 2021, primarily due to the decrease in share-based compensation expenses.

Other income was RMB28.3 million (US$4.5 million) for the first quarter of 2022, compared with RMB76.0 million for the same period of 2021, primarily attributable to realized damages received in the first quarter of 2021 from a favorable outcome in a broadcaster-related lawsuit.

Operating loss was RMB60.2 million (US$9.5 million) for the first quarter of 2022, compared with operating income of RMB162.1 million for the same period of 2021.

Interest and short-term investments income were RMB59.2 million (US$9.3 million) for the first quarter of 2022, compared with RMB65.1 million for the same period of 2021, primarily due to decreased interest rates.

Income tax expenses were RMB9.4 million (US$1.5 million) for the first quarter of 2022, compared with RMB39.4 million for the same period of 2021, primarily due to lower taxable income.

Net loss attributable to HUYA Inc. was RMB3.3 million (US$0.5 million) for the first quarter of 2022, compared with net income attributable to HUYA Inc. of RMB185.5 million for the same period of 2021.

Non-GAAP net income attributable to HUYA Inc., which excludes share-based compensation expenses and gain on fair value change of investments, net of income taxes, was RMB46.6 million (US$7.4 million) for the first quarter of 2022, compared with RMB265.9 million for the same period of 2021.

Diluted net loss per American depositary share (“ADS”) was RMB0.01 (US$0.002) for the first quarter of 2022, compared with diluted net income per ADS of RMB0.77 for the same period of 2021. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB0.19 (US$0.03) for the first quarter of 2022, compared with RMB1.10 for the same period of 2021.

As of March 31, 2022, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,473.4 million (US$1,652.1 million), compared with RMB10,959.1 million as of December 31, 2021, primarily due to the increase in investments and prepayments to content providers.

Recent Development

Regulatory Update

On May 7, 2022, the PRC government issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors (the “Opinion”). The Opinion stipulates that internet platforms shall, among other restrictions, (i) within one month of the publication of the Opinion terminate all billboard functions that rank users or broadcasters by the volume of virtual gifts that they send or receive, respectively, (ii) restrict certain interaction and engagement functions between 8:00 p.m. and 10:00 p.m. every day, and (iii) prohibit minors from purchasing virtual gifts.

The Company will continue to comply with all applicable laws and regulations in providing live streaming services, including the Opinion. The Company is carefully considering the provisions of the Opinion and assessing their implications for the Company’s business. The Company expects the Opinion, and the compliance measures to be taken, will have a negative impact on the live streaming services of the market participants of the industry, including that of the Company, which in turn may adversely affect the Company’s results of operations and prospect. The Company will proactively seek guidance from and cooperate with government authorities in connection with its efforts to comply with the Opinion and any related implementation rules. There is no assurance that the measures that the Company takes will be effective or the implementation of the Opinion would not have a material adverse impact on the Company’s business operations and financial results in the coming quarters.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on May 17, 2022 (7:00 p.m. Beijing/Hong Kong time on May 17, 2022).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3368875

Once registration is complete, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until May 24, 2022, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	3368875

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary shares, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses and gain on fair value change of investments, net of income taxes. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and gain on fair value change of investments, net of income taxes. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, and (ii) gain on fair value change of investments, net of income taxes add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments, net of income taxes, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,790,784	1,480,006	233,465
Restricted cash	55,670	90,954	14,348
Short-term deposits	8,351,945	8,269,231	1,304,439
Short-term investments	816,331	724,133	114,229
Accounts receivable, net	88,034	88,388	13,943
Amounts due from related parties, net	148,560	131,146	20,688
Prepayments and other current assets, net	664,945	838,192	132,222

Total current assets	11,916,269	11,622,050	1,833,334

Non-current assets
Deferred tax assets	20,245	70,258	11,083
Investments	608,617	865,017	136,453
Property and equipment, net	79,611	73,393	11,577
Intangible assets, net	83,942	78,837	12,436
Right-of-use assets, net	395,371	390,997	61,678
Prepayments and other non-current assets	150,887	142,544	22,486

Total non-current assets	1,338,673	1,621,046	255,713

Total assets	13,254,942	13,243,096	2,089,047

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12,579	12,171	1,920
Advances from customers and deferred revenue	459,509	469,055	73,992
Income taxes payable	5,944	30,889	4,873
Accrued liabilities and other current liabilities	1,845,452	1,680,513	265,093
Amounts due to related parties	216,128	218,651	34,491
Lease liabilities due within one year	36,473	39,204	6,184

Total current liabilities	2,576,085	2,450,483	386,553

Non-current liabilities
Lease liabilities	45,084	39,463	6,225
Deferred tax liabilities	4,597	20,533	3,239
Deferred revenue	118,975	110,322	17,403

Total non-current liabilities	168,656	170,318	26,867

Total liabilities	2,744,741	2,620,801	413,420

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2021 and March 31, 2022, respectively; 86,993,764 and 87,179,823 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	58	58	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2021 and March 31, 2022, respectively; 151,076,517 and 151,076,517 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	99	99	16
Additional paid-in capital	11,764,059	11,820,958	1,864,710
Statutory reserves	122,429	122,429	19,313
Accumulated deficit	(1,300,144)	(1,303,458)	(205,615)
Accumulated other comprehensive loss	(76,300)	(17,791)	(2,806)

Total shareholders’ equity	10,510,201	10,622,295	1,675,627

Total liabilities and shareholders’ equity	13,254,942	13,243,096	2,089,047

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,392,275	2,612,897	2,151,704	339,423
Advertising and others	212,509	195,844	312,847	49,350

Total net revenues	2,604,784	2,808,741	2,464,551	388,773

Cost of revenues(1)	(2,090,896)	(2,807,672)	(2,130,974)	(336,153)

Gross profit	513,888	1,069	333,577	52,620

Operating expenses(1)
Research and development expenses	(199,071)	(205,709)	(196,251)	(30,958)
Sales and marketing expenses	(144,585)	(218,473)	(145,065)	(22,883)
General and administrative expenses	(84,091)	(90,478)	(80,774)	(12,742)

Total operating expenses	(427,747)	(514,660)	(422,090)	(66,583)

Other income, net	75,968	56,289	28,278	4,461

Operating income (loss)	162,109	(457,302)	(60,235)	(9,502)

Interest and short-term investments income	65,130	61,589	59,202	9,339
Gain on fair value change of investments	—	—	7,602	1,199
Foreign currency exchange (losses) gains, net	(2,260)	89	(64)	(10)

Income (loss) before income tax (expenses) benefits	224,979	(395,624)	6,505	1,026

Income tax (expenses) benefits	(39,410)	83,051	(9,401)	(1,483)

Income (loss) before share of loss in equity method investments, net of income taxes	185,569	(312,573)	(2,896)	(457)

Share of loss in equity method investments, net of income taxes	(31)	(96)	(418)	(66)

Net income (loss) attributable to HUYA Inc.	185,538	(312,669)	(3,314)	(523)

Net income (loss) attributable to ordinary shareholders	185,538	(312,669)	(3,314)	(523)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Net income (loss) per ADS*
—Basic	0.78	(1.31)	(0.01)	(0.002)
—Diluted	0.77	(1.31)	(0.01)	(0.002)
Net income (loss) per ordinary share
—Basic	0.78	(1.31)	(0.01)	(0.002)
—Diluted	0.77	(1.31)	(0.01)	(0.002)
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	236,602,426	239,233,239	239,746,395	239,746,395
—Diluted	241,872,722	239,233,239	239,746,395	239,746,395

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Cost of revenues	16,621	15,156	13,112	2,068
Research and development expenses	36,741	31,629	23,251	3,668
Sales and marketing expenses	1,891	2,245	1,644	259
General and administrative expenses	25,124	21,968	18,746	2,957

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Gross profit	513,888	1,069	333,577	52,620
Share-based compensation expenses allocated in cost of revenues	16,621	15,156	13,112	2,068

Non-GAAP gross profit	530,509	16,225	346,689	54,688

Operating income (loss)	162,109	(457,302)	(60,235)	(9,502)
Share-based compensation expenses	80,377	70,998	56,753	8,952

Non-GAAP operating income (loss)	242,486	(386,304)	(3,482)	(550)

Net income (loss) attributable to HUYA Inc.	185,538	(312,669)	(3,314)	(523)
Gain on fair value change of investments, net of income taxes	—	—	(6,842)	(1,079)
Share-based compensation expenses	80,377	70,998	56,753	8,952

Non-GAAP net income (loss) attributable to HUYA Inc.	265,915	(241,671)	46,597	7,350

Net income (loss) attributable to ordinary shareholders	185,538	(312,669)	(3,314)	(523)
Gain on fair value change of investments, net of income taxes	—	—	(6,842)	(1,079)
Share-based compensation expenses	80,377	70,998	56,753	8,952

Non-GAAP net income (loss) attributable to ordinary shareholders	265,915	(241,671)	46,597	7,350

Non-GAAP net income (loss) per ordinary share
—Basic	1.12	(1.01)	0.19	0.03
—Diluted	1.10	(1.01)	0.19	0.03
Non-GAAP net income (loss) per ADS
—Basic	1.12	(1.01)	0.19	0.03
—Diluted	1.10	(1.01)	0.19	0.03
Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	236,602,426	239,233,239	239,746,395	239,746,395
—Diluted	241,872,722	239,233,239	241,014,680	241,014,680